Filed Pursuant to Rule 424(b)(2)
                                                     Registration No. 333-112457

              PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 4, 2004

                                1,988,894 Shares


                           Mpower Holding Corporation

                                  Common Stock

         We are selling 1,988,894 shares of our common stock. We intend to use the net proceeds from this offering for general corporate purposes.

         You should read both the prospectus dated May 4, 2004, and this prospectus supplement together with additional information described under the heading "Where You Can Find More Information" before you invest in our securities.

                                   ----------

         Our common stock is traded on the American Stock Exchange under the symbol "MPE." On January 3, 2005, the last reported sale price of our common stock on the American Stock Exchange was $1.86 per share.

                                   ----------

         Investing in our securities involves risks. See "Risk Factors" beginning on page 2 of the accompanying prospectus.

                                                         Proceeds to
                                                        Mpower Holding
                                         Price           Corporation
                                         -----           -----------
         Per Share                     $1.25698           $1.25698
         Total                         $2,500,000         $2,500,000

Delivery of the shares of common stock will be made on or about January 5, 2005.


                                   ----------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

           The date of this prospectus supplement is January 5, 2005.

                                TABLE OF CONTENTS

Prospectus Supplement                                                     Page

About This Prospectus Supplement...........................................S-1
The Offering...............................................................S-1
Recent Developments........................................................S-1
Government Regulations.....................................................S-1
Capitalization.............................................................S-3
Plan of Distribution.......................................................S-4
Where You Can Find More Information........................................S-4
Documents Incorporated by Reference........................................S-4
Forward-Looking Statements.................................................S-5

Prospectus                                                                Page

Mpower Holding Corporation...................................................1
Risk Factors.................................................................2
Ratio of Earnings to Combined Fixed Charges and
   Preference Security Dividends............................................11
Use of Proceeds.............................................................12
Government Regulations......................................................13
Description of Debt Securities..............................................16
Description of Capital Stock................................................20
         Common Stock.......................................................20
         Preferred Stock....................................................21
Description of Depositary Shares............................................25
Description of Warrants.....................................................28
Description of Stock Purchase Contracts
   and Stock Purchase Units.................................................30
Plan of Distribution........................................................31
Where You Can Find More Information.........................................32
Forward Looking Statements..................................................32
Legal Matters...............................................................33
Experts.....................................................................33



         You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. No one has been authorized to provide you with different information.

         The securities are not being offered in any jurisdiction where the offer is not permitted.

         When used in this prospectus supplement and accompanying prospectus, the term "Mpower" refers to Mpower Holding Corporation only, and not its subsidiaries.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

         This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using the SEC's shelf registration rules. Under the shelf registration rules, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $250,000,000 of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering of our common stock. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds to, updates and changes some of the information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

                                  THE OFFERING

         We are selling 1,988,894 shares of our common stock to MCCC ICG Holdings LLC, ("Holdings"), for $1.25698 per share, or an aggregate purchase price of $2,500,000, pursuant to the terms of a subscription agreement dated as of January 1, 2005 between Mpower and Holdings. We are issuing and selling the shares of common stock in connection with our acquisition of certain assets from ICG Communications, Inc., a subsidiary of Holdings, pursuant to an asset purchase agreement dated October 22, 2004 by and among Holdings, ICG Communications, Inc., us and Mpower Communications Corp. The purchase price per share was determined based on the weighted average price per share of Mpower's shares of common stock on the American Stock Exchange during the 15 consecutive trading days immediately preceding October 21, 2004. We expect to deliver the shares of common stock to Holdings on or about January 5, 2005. The net proceeds from the sale of the common stock are expected to be $2,500,000.

                              RECENT DEVELOPMENTS

         On January 1, 2005, we completed our previously announced acquisition of ICG Communications, Inc.'s, or ICG's, customer base and certain network assets in California pursuant to an asset purchase agreement, dated October 22, 2004, which we filed as an exhibit to our current report on Form 8-K filed with the SEC on October 27, 2004. Under the terms of the asset purchase agreement, we acquired ICG's California retail and wholesale customer segments, its state wide self-healing SONET fiber network with fully survivable metropolitan fiber rings in six major metropolitan markets, and 128 on-net fiber-lit commercial buildings. We purchased these assets for $13,500,000 in the form of
(i)10,740,030 shares of our common stock and (ii) warrants to purchase another 2,000,000 shares of our common stock with a strike price of $1.383. These shares and warrants were issued to ICG, a privately held company recently acquired by Columbia Capital and M/C Venture Partners.

                             GOVERNMENT REGULATIONS

Federal Regulation

         The Federal Communications Commission, or the FCC, regulates interstate and international communications services, including access to local telephone facilities to place and receive interstate and international calls. We provide these services as a common carrier. The FCC imposes more regulation on common carriers that have some degree of market power, such as incumbent local exchange carriers. The FCC imposes less regulation on common carriers without market power, including competitive common carriers like us. The FCC grants automatic authority to carriers to provide interstate long distance service, but requires common carriers to receive an authorization to construct and operate communications facilities, and to provide or resell communications services, between the United States and international points.

         The requirement that incumbent carriers unbundle their network elements has been implemented through rules adopted by the FCC. In January 1999, the United States Supreme Court confirmed the FCC's broad authority to issue these rules, but vacated a particular rule that defined the network elements the incumbent carriers must offer. In a November 1999 order, the FCC reaffirmed that incumbent carriers must provide unbundled access to a minimum of six network elements including local loop and transport facilities (the elements in primary use by us). In December 2001, the FCC initiated a review of the network element unbundling rules, which is discussed below. Also, in February 2002, the FCC requested comments on a number of issues relating to regulation of broadband Internet access services offered over telephone company facilities, including whether the incumbent carriers should continue to be required to offer the elements of these services on an unbundled basis. Any change in the existing rules that would reduce the obligation of incumbent carriers to offer network elements to us on an unbundled basis could adversely affect our business plan.

         In May 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy program. The FCC is considering proposals to change the way contributions are assessed, but we cannot predict when or whether the FCC will act on these proposals.

         In November 2001, the FCC initiated two rulemaking proceedings to establish a core set of national performance measurements and standards for evaluating an incumbent carrier's performance in provisioning wholesale facilities and services to competitors. It sought comment on a set of specific performance measurements and on related issues of implementation, reporting requirements, and enforcement mechanisms. We cannot predict the ultimate outcome of these proceedings.

         We have intervened on behalf of the FCC in an appeal filed by AT&T seeking to overturn the FCC's declaratory ruling in CCB/CPD No. 01-02, in which the FCC concluded that a long distance carrier may not refuse a call from/to an access line served by a competitive local carrier with presumptively reasonable access rates. We cannot predict the outcome of this appeal.

         Verizon and SBC have obtained authority to provide interLATA long distance services in substantially all of their operating areas. With the completion of this process, incentives for incumbent carriers to improve service to competitive local telephone companies like us in order to obtain interLATA long distance authority will be virtually eliminated while at the same time, the regional Bell operating companies will be in a position to become more efficient and attractive competitors.

         In December 2001, the FCC initiated a review of the current regulatory requirements for incumbent carriers' broadband telecommunications services. Incumbent carriers are generally treated as dominant carriers, and hence are subject to certain regulatory requirements, such as tariff filings and pricing requirements. In this proceeding, the FCC seeks to determine what regulatory safeguards and carrier obligations, if any, should apply when a carrier that is dominant in the provision of traditional local exchange and exchange access services provides broadband service. A decision by the FCC to exempt the incumbent carriers' broadband services from traditional regulation could have a significant adverse competitive impact.

         In August 2003, the FCC released its Triennial Review Order in connection with the Commission's review of unbundled network elements (UNE's), the incumbent carriers are required to sell to competitive local telephone companies such as us at forward-looking or Total Element Long Run Incremental Cost (TELRIC) rates, which reflect efficient costs plus a reasonable profit. Competitive local telephone companies such as us may depend upon their ability to obtain access to these UNEs in order to provision services to their customers. The FCC ordered that it would de-regulate access to the incumbent carriers' fiber/broadband network but would continue to require that incumbents provide access to their copper network and to DS-1 and DS-3 loops and transport. We primarily buy access to the incumbents' copper network and to DS-1s/T-1s. Although the FCC found that competitive local telephone companies are impaired without access to UNE loops and transport, the FCC provided state commissions with an analytical framework to determine impairment on a local basis. On March 2, 2004, the U.S. Court of Appeals for the D.C. Circuit issued its opinion in United States Telecom Associations v. FCC, No. 00-1012 ("USTA II Decision") affirming the de-regulation of access to the incumbent carriers' broadband networks and vacating the FCC rules delegating authority to the states.

         In August 2004, the FCC responded to the USTA II Decision when it released an interim UNE Order which maintained the status quo while the FCC developed new UNE rules to replace rules adopted in the TRO that were vacated by USTA II. On December 15, 2004, the FCC issued a Public Notice announcing that it modified the unbundling obligations for ILECs. The FCC clarified and modified the impairment standard adopted in the TRO. The revised standard removes under certain circumstances an ILEC's unbundling obligations with regard to local loops, dedicated transport, and local switching. The impairment findings for loops and transport vary based upon the capacity of the loop and availability of competitive alternatives to the ILEC. The removal of local switching as a UNE will not affect us as we own our own switches and do not rely on the ILEC. Until the order is released in late January, it is not possible to predict how the new rules regarding loops and transport will affect us. Regardless of the outcome, we expect to be able to continue to purchase some network elements from competitive carriers at market rates (e.g., such as transport which is used to connect parts of our network). At present, it is not possible to predict how future rates will compare to the current TELRIC rates but it is possible that the new rules could adversely affect our cost of doing business by increasing the cost of purchasing or leasing network facilities. The pending FCC order regarding new UNE rules will have a significant impact on telecommunications competition, but it is not possible at this time to predict the impact upon us or our competition.

         After the passage of the Telecommunications Act of 1996, the FCC adopted its current pricing rules based on TELRIC rates of a UNE. In September 2003, the FCC initiated a review of these rules applicable to the pricing of UNEs. The FCC review will determine whether the rules foster competition and investment. We cannot predict the outcome of this review.

         In March 2004, the FCC initiated a review of IP (Internet Protocol)-Enabled Services (including Voice Over IP, known as "VoIP"). The FCC seeks to determine whether, and to what extent, IP-Enabled Services should be regulated. We cannot predict when this docket will be decided or the outcome of this docket. Whatever the decision, it is likely to have a substantially similar impact on all carriers.

State Regulation

         State regulatory agencies have jurisdiction over our intrastate services, including our rates. State agencies require us to file periodic reports, pay various fees and assessments and comply with rules governing quality of service, consumer protection and similar issues. These agencies may also have to approve the transfer of assets or customers located in the state, a change of control of our Company or our issuance of securities or assumption of debt. The specific requirements vary from state to state. State regulatory agencies also must approve our interconnection agreements with incumbent carriers. Price cap or rate of return regulation for competitive local telephone companies does not apply in any of our current markets. However, we cannot assure you that the imposition of new regulatory burdens in a particular state will not affect the profitability of our services in that state. For example, recently enacted legislation in Nevada will limit the state public utility commission regulation of the incumbent carrier's broadband services and increase the incumbent carrier's flexibility in pricing its services, which could have a significant adverse competitive impact. In Illinois, recent passage of a bill would have permitted SBC to raise the rates it charges competitors to use its local lines. However, a federal court struck down the law as violative of the Telecommunications Act and Supreme Court precedent and remanded the matter to the Illinois Commerce Commission for further determination. We cannot predict the outcome at this time.


                                 CAPITALIZATION

         The following table sets forth our capitalization on a historical basis and as adjusted for the issuance of shares pursuant to this prospectus supplement and to Holdings pursuant to the asset purchase agreement, in each case, as of September 30, 2004.

                                       September 30, 2004  September 30, 2004
                                           Historical         As Adjusted
                                         (in thousands)      (in thousands)
Cash and cash equivalents............     $34,077                $36,577
                                          =======                =======
Debt:
   Capital Lease Obligations.........          --                 24,000(1)
                                                                  ------
      Total Debt.....................          --                 24,000
                                                                  ------
Shareholders' Equity:
   Common Stock......................          78                     91
   Additional Paid-In Capital........     104,019                121,386
   Accumulated Deficit...............     (40,585)               (40,585)
                                          -------                --------
Total Shareholders' Equity...........      63,512                 80,892
                                           ------                 ------
Total Capitalization.................     $63,512               $104,892
                                          =======               ========

(1) Pursant to the terms of the asset purchase agreement, we intend to assume certain of Holdings' capitalized leases, which have an approximate value of $24.0 million.

                              PLAN OF DISTRIBUTION

         We are selling the shares of common stock directly to Holdings pursuant to the terms of a subscription agreement dated January 1, 2005. As a result, no underwriters or agents are involved and no underwriting commissions or other compensation will be paid by us in connection with this offering. We expect that our expenses in connection with this offering will be approximately $25,000.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to you at the SEC's web site at http://www.sec.gov.

         We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus supplement. This prospectus supplement and the accompanying prospectus are part of that registration statement. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all of the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

         You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the information incorporated by reference is accurate only as of the date of the documents containing the information. Our business, financial condition, results of operation and prospects may have changed since that date.


                       DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" into this document the information we file with them, which means that we can disclose important information to you by referring you to those documents and those documents will be considered part of this prospectus supplement. Information that we file later with the SEC will automatically update and supersede the previously filed information.

         In addition to the documents incorporated by reference into the prospectus, the following documents, which have been filed with the SEC, are incorporated by reference into this prospectus supplement:

         o Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

         o The description of our common stock contained in our registration statement on Form 8-A, filed pursuant to Section 12(g) of the Securities Exchange Act of 1934 on May 19, 2004; and

         o Our Current Reports on Form 8-K dated May 6, 2004 (only with respect to information reported under Item 5) and May 17, 2004 (only with respect to information reported under Item 5) and Current Report on Form 8-K/A dated October 27, 2004.

         You may request copies of these filings at no cost, by writing or telephoning our Legal Department at the following address:

                           Mpower Holding Corporation
                           175 Sully's Trail, Suite 300
                           Pittsford, NY  14534
                           (585) 218-6550
                           Attention: General Counsel and Secretary

                           FORWARD-LOOKING STATEMENTS

         This prospectus supplement and accompanying prospectus contain or incorporate by reference "forward-looking statements," which you can generally identify by our use of forward-looking words including "believe," "expect," "intend," "may," "will," "should," "could," "anticipate" or "plan" or the negative or other variations of these terms or comparable terminology, or by discussion of strategies that involve risks and uncertainties. We often use these types of statements when discussing:

         o    our plans and strategies;

         o    our anticipation of profitability or cash flow from operations;

         o    the development of our business;

         o    the expected market for our services and products;

         o    our anticipated capital expenditures;

         o    changes in regulatory requirements; and

         o other statements contained in this prospectus regarding matters that are not historical facts.

         We caution you these forward-looking statements are only predictions and estimates regarding future events and circumstances. Actual results could differ materially from those anticipated as a result of factors described in "Risk Factors" in the accompanying prospectus or other factors. We cannot assure you we will achieve the future results reflected in these statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus supplement or accompanying prospectus might not transpire.

PROSPECTUS

                                  [Mpower Logo]

                           Mpower Holding Corporation

              Senior Debt Securities, Subordinated Debt Securities,
           Common Stock, Preferred Stock, Depositary Shares, Warrants,
               Stock Purchase Contracts and Stock Purchase Units

         This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell the following types of securities described in this prospectus in one or more offerings up to a total dollar amount of $250,000,000:

     o our debt securities, in one or more series, which may be senior debt securities or subordinated debt securities, in each case consisting of notes, debentures or other unsecured evidences of indebtedness;
     o   shares of our common stock;
     o   shares of our preferred stock;
     o depositary shares representing a fraction of a share of our preferred stock;
     o warrants to purchase debt securities, preferred stock, depositary shares or common stock;
     o   stock purchase contracts;
     o   stock purchase units; or
     o   any combination of these securities.

         This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

         We may sell the securities directly or to or through underwriters or dealers, and also to other purchasers or through agents or a combination of these methods. To the extent not described in this prospectus, the names of any underwriters or agents that are included in a sale of securities to you, and any applicable commissions or discounts, will be stated in an accompanying prospectus supplement.

         You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" before you invest in our securities.

                                   ----------

Our common stock is traded on the NASD Over-the-Counter Bulletin Board under the symbol "MPOW." As of the date of this prospectus, none of the securities that we may offer by this prospectus are listed on any national securities exchange or automated quotation system.
                                   ----------

    Investing in our securities involves risks. See "Risk Factors" beginning on page 2 of this prospectus.
                                   ----------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                   The date of this prospectus is May 4, 2004.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Mpower Holding Corporation....................................................1
Risk Factors..................................................................2
Ratio of Earnings to Combined Fixed Charges
   and Preference Security Dividends.........................................11
Use of Proceeds..............................................................12
Government Regulations.......................................................13
Description of Debt Securities...............................................16
Description of Capital Stock.................................................20
         Common Stock........................................................20
         Preferred Stock.....................................................21
Description of Depositary Shares.............................................25
Description of Warrants......................................................28
Description of Stock Purchase Contracts
   and Stock Purchase Units..................................................30
Plan of Distribution.........................................................31
Where You Can Find More Information..........................................32
Forward Looking Statements...................................................32
Legal Matters................................................................33
Experts......................................................................33



         You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

         The securities are not being offered in any jurisdiction where the offer is not permitted.

         When used in this prospectus, the term "Mpower" refers to Mpower Holding Corporation only, and not its subsidiaries.

                           MPOWER HOLDING CORPORATION

         We are a provider of telecommunications services offering local and long distance voice services as well as high-speed Internet access via a variety of broadband products. We are a competitive local telephone company. As such, we compete with other competitive local telephone companies and with the existing and predominant local telephone company in an area, which is referred to in this prospectus as the "incumbent local telephone company". Our services are offered primarily to small and medium-sized business customers through Mpower's wholly-owned subsidiary, Mpower Communications Corp.

         We were one of the first competitive local telephone companies to implement a facilities-based network strategy. As a result, we own the network switches that control how voice and data communications originate and terminate, and lease the telephone lines, or transport systems, over which the voice and data traffic are transmitted. We install our network equipment at collocation sites of the incumbent local telephone company from whom we rent standard telephone lines. Because we have already built our network, we believe we can sustain service in our markets at a comparatively low cost, while maintaining control of the access to our customers.

         On April 8, 2002, Mpower filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. On July 17, 2002 the bankruptcy court approved Mpower's plan of reorganization and Mpower emerged from the protection of Chapter 11 on July 30, 2002. Although we have steadily reduced our net losses since our emergence from bankruptcy, we recorded net losses of $21.1, million, $94.4 million and $467.7 million, respectively for the fiscal years ended December 31, 2003, 2002 and 2001 and as of December 31, 2003 we had a stockholders' deficit of $37.5 million.

         We are a Delaware corporation. Our principal executive offices are located at 175 Sully's Trail, Suite 300, Pittsford, New York 14534. Our telephone number is: (585) 218-6550.

                                  RISK FACTORS

         Before you invest in our securities, you should be aware of various risks, including the risks described below. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The risks and uncertainties described below or incorporated by reference in this prospectus are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations. If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you could lose all or part of your investment.

                      RISK FACTORS RELATED TO OUR BUSINESS

Our losses and negative cash flows will continue if we are unable to reverse our history of losses.

         We recorded net losses of $21.1 million, $94.4 million and $467.7 million, respectively for the fiscal years ended December 31, 2003, 2002 and 2001. In addition, we had negative cash flow from operations of $9.4 million, $124.2 million and $219.3 million, respectively for the fiscal years ended December 31, 2003, 2002 and 2001. At the present time, we do not generate enough cash flow to cover our operating costs and capital expenditures. We will need to improve our operating results to achieve and sustain profitability and to generate sufficient positive cash flow from operations to meet out planned capital expenditures, working capital and any future debt service requirements. We are contractually committed to pay $25.1 million during 2004 and plan to make approximately $11.0 million of capital expenditures during the year. If the revenues generated from our operations are not sufficient to cover these commitments and other operating expenses, we will need to rely on our cash balances, credit facility or other financing. Under any of these circumstances, our financial condition will be weakened.

Market conditions and our past performance resulted in our bankruptcy reorganization in 2002.

         We filed for bankruptcy protection in April 2002 and completed our bankruptcy reorganization in July 2002. Although we eliminated substantially all of our substantial debt burden in the reorganization, we still face many of the same hurdles that existed prior to the bankruptcy and that resulted in the failure of a number of companies in our industry. In particular, we still have to compete with well-entrenched, monopolistic telephone companies such as Verizon and SBC, and we must still look to these aggressive competitors to supply us with access to their facilities in order for us to serve our own customers.

The reorganization of our sales force may adversely affect our operating results.

         The reorganization of our sales force has created a sales channel that focuses on large customers. These customers have more complex decision processes and more cautious approaches towards decision-making, resulting in a longer sales cycle for us. As a result of this reorganization of our sales force, there may be periods of time when the sales force is not at its optimal headcount, which may result in fewer sales and adversely affect our operating results. In addition, until a greater number of our sales personnel have been fully trained, there may be a delay in our achieving the desired effectiveness from our sales force, again adversely affecting our operating results.

If we are not able to obtain additional funds when needed, our ability to grow our business and our competitive position in our markets will be jeopardized.

         If we cannot generate or otherwise obtain sufficient funds, if needed, we may not be able to grow our business or devote the funds to marketing, new technologies and working capital necessary to compete effectively in the communications industry. We expect to fund any capital requirements through existing resources, internally generated funds and debt or equity financing, if needed. We may not be able to raise sufficient debt or equity financing, if and when needed, on acceptable terms or at all. This could result in stagnant or declining revenues and additional losses.

Future debt may create financial and operating risks for us.

         Although we do not currently intend to incur debt to finance our ongoing operations, we may incur debt to finance acquisition or expansion opportunities that may arise. Our substantial debt burden in 2002 contributed significantly to our bankruptcy filing in April 2002, as our cash from operations was insufficient to fund our ongoing operations, capital expenditures and the debt service.

         Debt we may incur in the future could have important consequences to you, including the following:

     o It could limit our ability to obtain additional financing for working capital, capital expenditures, and general corporate purposes;

     o It could require us to dedicate a substantial portion of our cash flow from operations to payments of principal and interest on our debt, thereby reducing the funds available to us for other purposes, including working capital, capital expenditures, and general corporate purposes;

     o It could make us more vulnerable to changes in general economic conditions or increases in prevailing interest rates; limiting our ability to withstand competitive pressures and reducing our flexibility in responding to changing business and economic conditions;

     o It could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     o It could place us at a competitive disadvantage compared to our competitors that have less debt;

     o Our failure to comply with the restrictions contained in any of our financing agreements could lead to a default which could result in our being required to repay all of our outstanding debt; and

     o Future agreements which may govern the terms of debt we may incur may contain covenants that may restrict our ability to:

                 -    incur additional debt;

                 -    pay dividends and make other distributions;

                 -    prepay subordinated debt;

                 -    make investments and other restricted payments;

                 -    create liens and sell assets; and

                 -    engage in transactions with affiliates.

Our failure to comply with these covenants could lead to a default under the terms of our debt, requiring us to repay all of our then outstanding debt.

Fluctuating operating results may negatively affect our stock price.

         Our annual and quarterly operating results may fluctuate as a result of numerous factors, many of which are outside of our control. These factors include:

                 o delays in the generation of revenue because certain network elements have lead times that are controlled by incumbent carriers and other third parties;

                 o the ability to develop and commercialize new services by us or our competitors;

                 o the ability to deploy on a timely basis our services to adequately satisfy customer demand;

                 o our ability to successfully operate and maintain our networks;

                 o    the rate at which customers subscribe to our services;

                 o decreases in the prices for our services due to competition, volume-based pricing and other factors;

                 o the development and operation of our billing and collection systems and other operational systems and processes;

                 o the rendering of accurate and verifiable bills from the incumbent local telephone companies from whom we lease transport and resolution of billing disputes;

                 o the incorporation of enhancements, upgrades and new software and hardware products into our network and operational processes that may cause unanticipated disruptions; and

                 o the interpretation and enforcement of regulatory developments and court rulings concerning the 1996 Telecommunications Act, interconnection agreements and the antitrust laws.

If our operating results fluctuate so as to cause us to miss earnings expectation, our stock price and the prices for other securities we may issue may be adversely affected.

The loss of senior members of our management team may adversely affect our operating results.

         Our business is managed by a small number of key management personnel, the loss of some of whom could impair our ability to carry out our business plan. We believe our future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel. If one or more senior members of our management team leaves us, it may be difficult to find suitable replacements. The loss of senior management personnel may adversely affect our operating results as we incur costs to replace the departed personnel and potentially lose opportunities in the transition of important job functions. We do not maintain key man insurance on any of our officers.

If our equipment does not perform as we expect, it could delay our introduction of new services resulting in the loss of existing or prospective customers.

         In implementing our strategy, we may use new or existing technologies to offer additional services. We also plan to use equipment manufactured by multiple vendors to offer our current services and future services in each of our markets. If we cannot successfully install and integrate the technology and equipment necessary to deliver our current services and any future services within the time frame and with the cost effectiveness we currently contemplate, we could be forced to delay or abandon the introduction of new services. This could adversely affect our ability to attract and retain customers, resulting in a reduction of expected revenues.

The failure of our operations support system to perform as we expect could impair our ability to retain customers and obtain new customers or could result in increased capital expenditures.

         Our operations support system is expected to be an important factor in our success. If our operations support system fails or is unable to perform, we could suffer customer dissatisfaction, loss of business or the inability to add customers on a timely basis, any of which would adversely affect our business, financial condition and results of operations. Furthermore, problems may arise with higher processing volumes or with additional automation features, which could potentially result in system breakdowns and delays and additional, unanticipated expense to remedy the defect or to replace the defective system with an alternative system.

Our failure to manage growth could result in increased costs.

         We may be unable to manage our growth effectively. This could result in increased costs and delay our introduction of additional services, resulting in a reduction of expected revenues. The development of our business will depend on, among other things, our ability to achieve the following goals in a timely manner, at reasonable costs and on satisfactory terms and conditions:

                 o    purchase, install and operate equipment;

                 o negotiate suitable interconnection agreements with, and arrangements for installing our equipment at the central offices of incumbent local telephone companies on satisfactory terms and conditions;

                 o    hire and retain qualified personnel;

                 o    lease suitable access to transport networks; and

                 o    obtain required government authorizations.

         Any significant growth will place a strain on our operational, human and financial resources and will also increase our operating complexity as well as the level of responsibility for both existing and new management personnel. Our ability to manage our growth effectively will depend on the continued development of plans, systems and controls for our operational, financial and management needs and on our ability to expand, train and manage our employee base.

Our services may not achieve sufficient market acceptance to allow us to become profitable.

         To be successful, we must develop and market services that are widely accepted by businesses at profitable prices. Our success will depend upon the willingness of our target customers to accept us as an alternative provider of local, long distance, high-speed data and Internet services. Although we are in the process of rolling out additional products and services, we might not be able to provide the range of communication services our target business customers need or desire. A failure to develop acceptable product and service offerings will adversely affect our revenues and ability to achieve profitability.

Our failure to achieve or sustain market acceptance at desired pricing levels could impair our ability to achieve profitability or positive cash flow.

         Prices for data communication services have fallen historically, a trend which may continue. Accordingly, we cannot predict to what extent we may need to reduce our prices to remain competitive or whether we will be able to sustain future pricing levels as our competitors introduce competing services or similar services at lower prices. Our ability to meet price competition may depend on our ability to operate at costs equal to or lower than our competitors or potential competitors. There is a risk that competitors, perceiving us to lack capital resources, may undercut our rates, increase their services or take other actions that could be detrimental to us. Lower prices will negatively affect our ability to achieve and sustain profitability.

If we are unable to negotiate and enforce favorable interconnection agreements, we may incur higher costs that would impair our ability to operate profitably in our existing markets.

         We must renew interconnection agreements currently in place with SBC Corp. (with its California and Illinois subsidiaries), Sprint Nevada, and Verizon California, as these agreements expire during 2004. Upon renewal of our interconnection agreements with other companies, including incumbent local telephone companies, in the markets in which we operate, the rates charged to us under the interconnection agreements might be increased. The increased prices might impair our ability to price our services in a way to attract a sufficient number of customers and to achieve profitability. We may be able to contest price increases on regulatory grounds, but we may not be successful with any challenges and we could incur significant costs seeking the regulatory review.

Delays by the incumbent local telephone companies in connecting our customers to our network could result in customer dissatisfaction and loss of business.

         We rely on the timeliness of incumbent local telephone companies and competitive local telephone companies in processing our orders for customers switching to our service and in maintaining the customers' standard telephone lines to assure uninterrupted service. The incumbent local telephone companies might not be able to provide and maintain leased standard telephone lines in a prompt and efficient manner as the number of standard telephone lines requested by competitive local telephone companies increases. This may result in customer dissatisfaction and the loss of business.

Our reliance on a limited number of equipment suppliers could result in additional expenses and loss of revenues.

         We currently rely and expect to continue to rely on a limited number of third party suppliers to manufacture the equipment we require. If our suppliers enter into competition with us, or if our competitors enter into exclusive or restrictive arrangements with our suppliers it may materially and adversely affect the availability and pricing of the equipment we purchase. Our reliance on third-party vendors involves a number of additional risks, including the absence of guaranteed supply and reduced control over delivery schedules, quality assurance, production yields and costs.

         Our vendors may not be able to meet our needs in a satisfactory and timely manner in the future and we may not be able to obtain alternative vendors when and if needed. It could take a significant period of time to establish relationships with alternative suppliers for critical technologies and to introduce substitute technologies into our network. In addition, if we change vendors, we may need to replace all or a portion of the equipment deployed within our network at significant expense in terms of equipment costs and loss of revenues in the interim.

If we are not able to compete successfully in the highly competitive telecommunications industry with competitors that have greater resources than we do, our revenues and operating results will be negatively affected.

         Our success depends upon our ability to compete with other telecommunications providers in each of our markets, many of which providers have substantially greater financial, marketing and other resources than we have. In addition, competitive alternatives may result in substantial customer turnover in the future. A growing trend towards consolidation of communications companies and the formation of strategic alliances within the communications industry, as well as the development of new technologies, could give rise to significant new competitors. If we cannot compete successfully, our revenues and operating results will suffer.

If we are not able to obtain or implement new technologies, we may lose business and limit our ability to attract new customers.

         We may be unable to obtain access to new technology on acceptable terms or at all. We may be unable to adapt to new technologies and offer services in a competitive manner. If these events occur, we may lose customers to competitors offering more advanced services and our ability to attract new customers would be hindered. This would adversely affect our revenues and operating results. Rapid and significant changes in technology are expected in the communications industry. We cannot predict the effect of technological changes on our business. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes, evolving industry standards and changing needs of our current and prospective customers.

A system failure or breach of network security could cause delays or interruptions of service to our customers and result in customer dissatisfaction and loss of business.

         Interruptions in service, capacity limitations or security breaches could have a negative effect on customer acceptance and, therefore, on our ability to retain existing customers and attract new customers. The loss of existing or prospective customers would have a negative effect on our business, financial condition and results of operations. Our networks may be affected by physical damage, power loss, capacity limitations, software defects, breaches of security by computer viruses, break-ins or otherwise and other factors which may cause interruptions in service or reduced capacity for our customers.

If we are unable to effectively deliver our services to a substantial number of customers, we may not achieve our revenue goals.

         Our network may not be able to connect and manage a substantial number of customers at high transmission speeds. If we cannot achieve and maintain digital transmission speeds that are otherwise available in a particular market in which we compete, we may lose customers to competitors with higher transmission speeds and we may not be able to attract new customers. The loss of existing or prospective customers would have a negative effect on our business, financial condition and results of operations. While digital transmission speeds of up to 1.5 Mbps are possible on portions of our network, that speed may not be available over a majority of our network. Actual transmission speeds on our network will depend on a variety of factors many of which are beyond our control, including the distance an end user is located from a central office, the quality of the telephone lines, the presence of interfering transmissions on nearby lines and other factors.

We may lose customers or potential customers because the telephone lines we require may be unavailable or in poor condition.

         Our ability to provide some of our services to potential customers depends on the quality, physical condition, availability and maintenance of telephone lines within the control of the incumbent local telephone companies. If the telephone lines are not adequate, we may not be able to provide certain services to many of our target customers. In addition, the incumbent local telephone companies may not maintain the telephone lines in a condition that will allow us to implement certain services effectively or may claim they are not of sufficient quality to allow us to fully implement or operate certain services. Under these circumstances, we will likely suffer customer dissatisfaction and the loss of existing and prospective customers.

Interference or claims of interference could result in customer dissatisfaction and loss of customers.

         Interference, or claims of interference by the incumbent local telephone companies, if widespread, could adversely affect our speed of deployment, reputation, brand image, service quality and customer satisfaction and retention. Technologies deployed on copper telephone lines, such as DSL, have the potential to interfere with other technologies on the copper telephone lines. Interference could degrade the performance of our services or make us unable to provide service on selected lines and the customers served by those lines. Although we believe our DSL technologies, like other technologies, do not interfere with existing voice services, incumbent local telephone companies may claim the potential for interference permits them to restrict or delay our deployment of DSL services. The procedures to resolve interference issues between competitive local telephone companies and incumbent local telephone companies are still being developed. We may be unable to successfully resolve interference issues with incumbent local telephone companies on a timely basis. These problems would likely result in customer dissatisfaction and the loss of existing and prospective customers.

Our future revenues and success will depend on growth in the demand for Internet access and high-speed data services.

         If the markets for the services we offer, including Internet access and high-speed data services, fail to develop, grow more slowly than anticipated or become saturated with competitors, we may not be able to achieve our projected revenues. Demand for Internet services is still uncertain and depends on a number of factors, including the growth in consumer and business use of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences, security concerns and increases in data transport capacity.

         In addition, the market for high-speed data transmission is relatively new and evolving. Various providers of high-speed digital services are testing products from various suppliers for various applications, and no industry standard has been broadly adopted. Critical issues concerning commercial use of DSL for Internet and high-speed data access, including security, reliability, ease of use and cost and quality of service, remain unresolved and may impact the growth of these services.

The desirability and marketability of our Internet service and our revenues may be adversely affected if we are not able to maintain reciprocal relationships with other Internet service providers.

         The Internet is comprised of many Internet service providers and underlying transport providers who operate their own networks and interconnect with other Internet service providers at various points. As we continue the operation of Internet services, connections to the Internet will be provided through wholesale carriers. We anticipate that as our volume increases, we will enter into reciprocal agreements with other Internet service providers. Other national Internet service providers may not maintain reciprocal relationships with us. If we are unable to maintain these relationships, our Internet services may not be attractive to our target customers, which would impair our ability to retain and attract customers and negatively effect revenues. In addition, the requirements associated with maintaining relationships with the major national Internet service providers may change. We may not be able to expand or adapt our network infrastructure to meet any new requirements on a timely basis, at a reasonable cost, or at all.

We may incur liabilities as a result of our Internet service offerings.

         United States law relating to the liability of on-line service providers and Internet service providers for information carried on, disseminated through, or hosted on their systems is currently unsettled. If liability is imposed on Internet service providers, we would likely implement measures to seek to minimize our liability exposure. These measures could require us to expend substantial resources or discontinue some of our product or service offerings. In addition, increased attention to liability issues, as a result of litigation, legislation or legislative proposals could adversely affect the growth and use of Internet services. Under these circumstances, our revenues and operating expenses may be negatively affected.

Changes in laws or regulations could restrict the way we operate our business and negatively affect our costs and competitive position.

         A significant number of the services we offer are regulated at the federal, state and/or local levels. If these laws and regulations change or if the administrative implementation of laws develops in an adverse manner, there could be an adverse impact on our costs and competitive position. In addition, we may expend significant financial and managerial resources to participate in administrative proceedings at either the federal or state level, without achieving a favorable result. We believe incumbent carriers and others may work aggressively to modify or restrict the operation of many provisions of the Telecommunications Act. We expect incumbent local telephone companies and others to continue to pursue litigation in courts, institute administrative proceedings with the FCC and other state regulatory agencies and lobby the United States Congress, all in an effort to affect laws and regulations in a manner favorable to them and against the interest of competitive local telephone companies. Adverse regulatory developments could negatively affect our operating expenses and our ability to offer services sought by our existing and prospective customers.

The prices we charge for our services and pay for the use of services of incumbent local telephone companies and other competitive local telephone companies may be negatively affected in regulatory proceedings, which could result in decreased revenues, increased costs and loss of business.

         If we were required to decrease the prices we charge for our services or to pay higher prices for services we purchase from incumbent local telephone companies and other competitive local telephone companies, it would have an adverse effect on our ability to achieve profitability and offer competitively priced services. We must file tariffs with state and federal regulators which indicate the prices we charge for our services. In addition, we purchase some tariffed services from incumbent local telephone companies and/or competitive local telephone companies. The rates we pay for other services we purchase from incumbent local telephone companies and other competitive local telephone companies are set by negotiations between the parties. All of the tariffed prices may be challenged in regulatory proceedings by customers, including incumbent local telephone companies, competitive local telephone companies and long distance carriers who purchase these services. Negotiated rates are also subject to regulatory review. During the pendency of the negotiations, or if the parties cannot agree, the local carrier must charge the long distance carrier the appropriate benchmark rate established by regulation. This could have an adverse impact on our expected revenues and operating results. The prices charged by incumbent carriers for unbundled network elements, collocations and other services upon which we rely are subject to periodic review by state regulatory agencies. Change in these prices may adversely affect our business. For more details about our regulatory situation, please see "Government Regulations."

              Risk Factors Related to Ownership of Our Common Stock

The lack of a trading market for our common stock could adversely affect our stock price.

         Our common stock is quoted on the National Association of Securities Dealers ("NASD") Over-the-Counter Bulletin Board under the symbol "MPOW." As a result, our stockholders may find it more difficult to buy or sell shares of, or obtain accurate quotations as to the market value of, our common stock than if our common stock were listed on a national exchange or quoted on NASDAQ. In addition, our common stock may be substantially less attractive as collateral for margin borrowings and loan purposes, for investment by financial institutions under their internal policies or state legal investment laws, or as consideration in future capital raising transactions. These factors may adversely affect the demand for and price of our stock.

Our stock price has been volatile historically and may continue to be volatile. The price of our stock may fluctuate significantly, which may make it difficult for holders to sell our shares of stock when desired or at attractive prices.

         The market price for our stock has been and may continue to be volatile. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

     o actual or anticipated variations in our operating results or our competitors' operating results;

     o announcements of new products and service offerings by us or our competitors;

     o change in the economic performance or market valuations of communications carriers;

     o changes in recommendations or earnings estimates by securities analysts;

     o announcements of new contracts or customers by us or our competitors, and timing and announcement of acquisitions by us or our competitors;

     o   conditions and trends in the telecommunications industry;

     o adverse rulings in one or more of the regulatory proceedings affecting us; and

     o   conditions in the local markets or regions in which we operate.

         Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and the trading prices of our stock could decline as a result. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many telecommunication companies, including ours. The fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Our stock price has varied between $0.16 and $1.81 within the last 12 months based on end of day quotes. In addition, any negative change in the public's perception of competitive local exchange carriers could depress our stock price regardless of our operating results.

The value of our common stock may be negatively affected by additional issuances of common stock by us and general market factors.

         Issues or sales of common stock by us will likely be dilutive to our existing common stockholders and warrant holders. Future issuances or sales of common stock or warrants by us, or the availability of such common stock or warrants for future issue or sale, could have a negative impact on the price of our common stock or the warrants to purchase our common stock prevailing from time to time. Sales of substantial amounts of our common stock or warrants in the public or private market, a perception in the market that such sales could occur, or the issuance of securities exercisable or convertible into our common stock could also adversely affect the prevailing price of our common stock.

The attractiveness of our stock to potential purchasers and our stock price may be negatively affected since provisions of our certificate of incorporation, by-laws and Delaware General Corporate Law may have anti-takeover effects.

         Our certificate of incorporation and by-laws contain provisions which may deter, discourage or make more difficult a takeover or change of control of our company by another corporation. These anti-takeover provisions include:

     o the authority of our board of directors to issue shares of preferred stock without stockholder approval on such terms and with such rights as our board of directors may determine, and

     o the requirement of a classified board of directors serving staggered three-year terms.

         We have also adopted a rights plan, which may make it more difficult to effect a change in control of our company and replace incumbent management. Potential purchasers seeking to obtain control of a company may not be interested in purchasing our stock as a result of these matters. This may reduce demand for our stock and thereby negatively affect our stock price. For additional information, see "Description of Capital Stock."

The attractiveness of our stock to potential purchasers and our stock price may be negatively affected since we do not pay dividends on our common stock.

         We have never paid a cash dividend on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. Potential purchasers of our stock seeking a regular return on their investment may not be interested in purchasing our stock as a result. This may reduce demand for our stock and thereby negatively affect our stock price.

       RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE SECURITY
                                    DIVIDENDS

         The ratio of our earnings to our fixed charges and preference security dividends was as follows for each of the periods indicated (all dollar amounts in thousands):

                                                         Predecessor Mpower   Reorganized Mpower      Reorganized
                        Predecessor Mpower year ended      January 1, 2002     July 31, 2002 to    Mpower year ended
                                 December 31,             to July 30, 2002     December 31, 2002      December 31,
                       ----------------------------       ----------------     -----------------      ------------
                       1999       2000         2001                                                       2003
                       ----       ----         ----                                                       ----
Ratio of earnings to
fixed charges and       ____     ____         ____              ____                 6.77                 ____
preference security
dividends

Insufficiency of       $71,683   $244,653     $424,101         $46,554               ____               $18,700
earnings to cover
fixed charges

         For purposes of calculating the ratio of earnings to fixed charges and preference security dividends, "earnings" means the sum of:

         o    our pre-tax income from continuing operations;

         o any income we received from less-than-fifty-percent-owned companies;

         o    amortization of capitalized interest; and

         o our fixed charges, excluding capitalized interest, preferred stock dividends and accretion of preferred stock to redemption value.

         "Fixed charges" means the sum of:

         o    interest expensed and capitalized;

         o the amount we amortize for debt discount, premium, and issuance expense;

         o    an estimate of the interest within rental expense; and

         o preferred stock dividends and accretion of preferred stock to redemption value.

         As of the date of this prospectus, we have no preferred stock outstanding.

                                 USE OF PROCEEDS

         Unless we inform you otherwise in a prospectus supplement, we expect to use the net proceeds from the sale of securities for general corporate purposes. These may include, but are not limited to:

         o    acquisitions;

         o reduction or refinancing of outstanding indebtedness or other corporate obligations;

         o    capital expenditures;

         o    working capital; or

         o    any other lawful purpose.

         Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to reduce short-term indebtedness. If we intend to use the proceeds of any offering to repay outstanding debt, we will produce details about debt that is being repaid in a prospectus supplement.

                             GOVERNMENT REGULATIONS

Federal Regulation

         The Federal Communications Commission (the "FCC") regulates interstate and international communications services, including access to local telephone facilities to place and receive interstate and international calls. We provide these services as a common carrier. The FCC imposes more regulation on common carriers that have some degree of market power, such as incumbent local exchange carriers. The FCC imposes less regulation on common carriers without market power, including competitive common carriers like us. The FCC grants automatic authority to carriers to provide interstate long distance service, but requires common carriers to receive an authorization to construct and operate communications facilities, and to provide or resell communications services, between the United States and international points.

         The requirement that incumbent carriers unbundle their network elements has been implemented through rules adopted by the FCC. In January 1999, the United States Supreme Court confirmed the FCC's broad authority to issue these rules, but vacated a particular rule that defined the network elements the incumbent carriers must offer. In a November 1999 order, the FCC reaffirmed that incumbent carriers must provide unbundled access to a minimum of six network elements including local loop and transport facilities (the elements in primary use by us). In December 2001, the FCC initiated a review of the network element unbundling rules, which is discussed below. Also, in February 2002, the FCC requested comments on a number of issues relating to regulation of broadband Internet access services offered over telephone company facilities, including whether the incumbent carriers should continue to be required to offer the elements of these services on an unbundled basis. Any change in the existing rules that would reduce the obligation of incumbent carriers to offer network elements to us on an unbundled basis could adversely affect our business plan.

         In May 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy program. The FCC is considering proposals to change the way contributions are assessed, but we cannot predict when or whether the FCC will act on these proposals.

         In November 2001, the FCC initiated two rulemaking proceedings to establish a core set of national performance measurements and standards for evaluating an incumbent carrier's performance in provisioning wholesale facilities and services to competitors. It sought comment on a set of specific performance measurements and on related issues of implementation, reporting requirements, and enforcement mechanisms. We cannot predict the ultimate outcome of these proceedings.

         We have intervened on behalf of the FCC in an appeal filed by AT&T seeking to overturn the FCC's declaratory ruling in CCB/CPD No. 01-02, in which the FCC concluded that a long distance carrier may not refuse a call from/to an access line served by a competitive local carrier with presumptively reasonable access rates. We have appealed the FCC's order in CC Docket No. 96-262, in which the FCC, among other things, established benchmark rates for competitive local carrier switched access charges. We cannot predict the outcome of these appeals.

         Verizon and SBC have obtained authority to provide interLATA long distance services in substantially all of their operating areas allowing them to compete throughout their operating areas with packages of bundled services, or "one stop shopping." With the completion of this process, incentives for incumbent carriers to improve service to competitive local telephone companies like us in order to obtain interLATA long distance authority is virtually eliminated while at the same time, the regional Bell operating companies are in a position to become more efficient and attractive competitors.

         In December 2001, the FCC initiated a review of the current regulatory requirements for incumbent carriers' broadband telecommunications services. Incumbent carriers are generally treated as dominant carriers, and hence are subject to certain regulatory requirements, such as tariff filings and pricing requirements. In this proceeding, the FCC seeks to determine what regulatory safeguards and carrier obligations, if any, should apply when a carrier that is dominant in the provision of traditional local exchange and exchange access services provides broadband service. A decision by the FCC to exempt the incumbent carriers' broadband services from traditional regulation could have a significant adverse competitive impact.

         In August 2003, the FCC released its Triennial Review Order in connection with the Commission's review of UNE's, the incumbent carriers are required to sell to competitive local telephone companies such as us at forward-looking or Total Element Long Run Incremental Cost (TELRIC) rates, which reflect efficient costs plus a reasonable profit. such as us may depend upon their ability to obtain access to these UNEs in order to provision services to their customers. The FCC ordered that it would de-regulate access to the incumbent carriers' fiber/broadband network but would continue to require that incumbents provide access to their copper network and to DS-1 and DS-3 loops and transport. We primarily buy access to the incumbents' copper network and to DS-1s/T-1s. Although the FCC found that competitive local telephone companies are impaired without access to UNE loops and transport, the FCC provided state commissions with an analytical framework to determine impairment on a local basis. On March 2, 2004, the U.S. Court of Appeals for the D.C. Circuit issued its opinion in United States Telecom Associations v. FCC, No. 00-1012 ("USTA Decision") affirming the de-regulation of access to the incumbent carriers' broadband networks and vacating the FCC rules delegating authority to the states. While this does not presently impact us it could have future significant adverse negative impact. The USTA Decision is stayed until May 1, 2004. The FCC has sought a stay and review by the U.S. Supreme Court. If the USTA Decision does go into effect, our ability to obtain access to certain unbundled network elements may become more costly. Regardless of the outcome, we expect to be able to continue to purchase some network elements from competitive local telephone companies at market rates (e.g., such as transport which is used to connect parts of our network). At present, it is not possible to predict how future rates will compare to the current TELRIC rates but it is possible that further changes to the rules could adversely affect our cost of doing business by increasing the cost of purchasing or leasing network facilities. The "triennial review" decision is complex and it will have a significant impact on telecommunications competition, but it is not possible at this time to predict the full extent of its impact upon us or our competition.

         After the passage of the Telecommunications Act of 1996, the FCC adopted its current pricing rules based on TELRIC rates of a UNE. In September 2003, the FCC initiated a review of these rules applicable to the pricing of UNEs. The FCC review will determine whether the rules foster competition and investment. We cannot predict the outcome of this review.

         In May 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy program. The FCC is considering proposals to change the way contributions are assessed, but we cannot predict when or whether the FCC will act on these proposals.

State Regulation

         State regulatory agencies have jurisdiction over our intrastate services, including our rates. State agencies require us to file periodic reports, pay various fees and assessments and comply with rules governing quality of service, consumer protection and similar issues. These agencies may also have to approve the transfer of assets or customers located in the state, a change of control of our Company or our issuance of securities or assumption of debt. The specific requirements vary from state to state. State regulatory agencies also must approve our interconnection agreements with incumbent carriers. Price cap or rate of return regulation for competitive local telephone companies does not apply in any of our current markets. However, we cannot assure you that the imposition of new regulatory burdens in a particular state will not affect the profitability of our services in that state. For example, recently enacted legislation in Nevada will limit the state public utility commission regulation of the incumbent carrier's broadband services and increase the incumbent carrier's flexibility in pricing its services, which could have a significant adverse competitive impact. In Illinois, recent passage of a bill would permit SBC to raise the rates it charges competitors to use its local lines. A federal court has issued a temporary restraining order barring implementation of this law pending the outcome of litigation filed by us and other carriers to strike down the law as violative of the Telecommunications Act and Supreme Court precedent. If the law is ultimately passed, it could also have a significant adverse competitive impact in that market.

         The FCC Triennial Review Order provides for state regulatory agencies to determine whether competitive local telephone companies would be impaired if certain unbundled network elements - switching, transport, local loops - should be removed from the list of UNEs that incumbent carriers must provide. Since we utilize our own switches, a finding of non-impairment in connection with the switching UNE would not adversely impact us. The Triennial Review Order concluded that competitive local telephone companies would be impaired without loops and transport UNEs. Regulatory dockets have been initiated in all states in the last quarter of 2003 to determine the impairment/nonimpairment issue on a local basis. Decisions are expected by the end of the third quarter of 2004. However, we cannot predict the outcome of these state proceedings. A finding of non-impairment by state regulatory agencies with respect to loops and transport UNEs could have a significant adverse negative impact.

                         DESCRIPTION OF DEBT SECURITIES

         We will issue debt securities in one or more series under an indenture between us and HSBC Bank USA, as trustee. The indenture may be supplemented from time to time.

         The indenture is a contract between us and HSBC Bank USA acting as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if an "Event of Default" described below occurs. Second, the trustee performs certain administrative duties for us.

         The indenture is summarized below. Because this discussion is a summary, it does not contain all of the information that may be important to you. We filed the indenture as an exhibit to the registration statement, and we suggest that you read those parts of the indenture that are important to you. You especially need to read the indenture to get a complete understanding of your rights and our obligations under the covenants described below under Limitation on Liens and Merger and Consolidation. Throughout the summary we have included parenthetical references to the indenture so that you can easily locate the provisions being discussed.

         The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

General

         The debt securities offered by this prospectus will be limited to a total amount of $250,000,000, or the equivalent amount in any currency. The indenture, however, does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the indenture.

         The prospectus supplement relating to any series of debt securities will, among other things, describe the following terms, where applicable:

         o    the designation or title of the series of debt securities;

         o    the total principal amount of the series of debt securities;

         o the percentage of the principal amount at which the series of debt securities will be offered;

         o    the date or dates on which principal will be payable;

         o the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

         o the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

         o    the terms for redemption, extension or early repayment, if any;

         o the currencies in which the series of debt securities are issued and payable;

         o    the provision for any sinking fund;

         o    any additional restrictive covenants;

         o    any additional Events of Default;

         o whether the series of debt securities are issuable in certificated form;

         o any special tax implications, including provisions for original issue discount;

         o any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

         o whether the debt securities are subject to subordination and the terms of such subordination; and

         o    any other terms.

         The debt securities will be unsecured obligations of Mpower. Senior debt securities will rank equally with Mpower's other unsecured and unsubordinated indebtedness. Subordinated debt securities will be unsecured and subordinated in right of payment to the prior payment in full of all of our unsecured and unsubordinated indebtedness. See "-- Subordination" below. In addition, Mpower's subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on the debt securities or to provide Mpower with the funds to satisfy its payment obligations. As a result, any debt securities that Mpower issues will be effectively subordinated to all existing and future indebtedness and other liabilities of Mpower's subsidiaries.

         Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

         The Indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

Limitation on Liens

         If Mpower shall pledge or otherwise subject to any lien (as defined in the indenture as a "Mortgage") any of its property or assets, Mpower will secure the debt securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $ million in the aggregate at any one time outstanding and does not apply to:

         o Mortgages created or incurred to secure financing of Mpower's current or future receivables;

         o certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States;

         o Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States;

         o    Mortgages in favor of Mpower;

         o Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Mpower;

         o    deposits made in connection with pending litigation;

         o Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages; and

         o any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses, inclusive. (Section 10.04)

Merger and Consolidation

         The indenture provides that no consolidation or merger of Mpower with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Mpower would become subject to a Mortgage, unless the debt securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see "Limitation on Liens" above) without equally and ratably securing the Indenture Securities. (Sections 8.01 and 8.03)

Events of Default and Notice Thereof

         The Indenture defines an "Event of Default" as being any one of the following events:

         o    failure to pay interest for 30 days after becoming due;

         o    failure to pay principal or any premium on its due date;

         o    failure to make a sinking fund payment on its due date;

         o failure to perform any other covenant applicable to the debt securities for 90 days after notice;

         o    certain events of bankruptcy, insolvency or reorganization; and

         o    any other Event of Default provided in the prospectus supplement.

         An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture.

         If an Event of Default occurs and continues, the trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are Original Issue Discount Securities (as defined in the indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration. (Section 6.01)

         The indenture provides that within 90 days after default under a series of debt securities, the trustee will give the holders of that series notice of all uncured defaults known to it. (The term "default" includes the events specified above without regard to any period of grace or requirement of notice.) The trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders. Annually, Mpower must send to the trustee a certificate describing any existing defaults under the indenture.

         Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable protection from expenses and liability. If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the trustee how to act under the indenture. (Section 6.02)

Modification of the Indenture

         With certain exceptions, Mpower's rights and obligations and your rights under a particular series of debt securities may be modified with the consent of the holders of not less than a majority of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against you without your consent.

Subordination

         The extent to which a particular series of subordinated debt securities may be subordinated to our unsecured and unsubordinated indebtedness will be set forth in the prospectus supplement for any such series and the indenture may be modified by a supplemental indenture to reflect such subordination provisions.

Global Securities

         Unless otherwise stated in a prospectus supplement, the debt securities of a series will be issued in the form of one or more global certificates that will be deposited with The Depository Trust Company, New York, New York, which we refer to in this prospectus as DTC, which will act as depositary for the global certificates. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants. Therefore, if you wish to own debt securities that are represented by one or more global certificates, you can do so only indirectly or "beneficially" through an account with a broker, bank or other financial institution that has an account with DTC (that is, a DTC participant) or through an account directly with DTC if you are a DTC participant.

         While the debt securities are represented by one or more global certificates:

         o You will not be able to have the debt securities registered in your name.

         o You will not be able to receive a physical certificate for the debt securities.

         o Our obligations, as well as the obligations of the trustee and any of our agents, under the debt securities will run only to DTC as the registered owner of the debt securities. For example, once we make payment to DTC, we will have no further responsibility for the payment even if DTC or your broker, bank or other financial institution fails to pass it on so that you receive it.

         o Your rights under the debt securities relating to payments, transfers, exchanges and other matters will be governed by applicable law and by the contractual arrangements between you and your broker, bank or other financial institution, and/or the contractual arrangements you or your broker, bank or financial institution has with DTC. Neither we nor the trustee has any responsibility for the actions of DTC or your broker, bank or financial institution.

         o You may not be able to sell your interests in the debt securities to some insurance companies and others who are required by law to own their debt securities in the form of physical certificates.

         o Because the debt securities will trade in DTC's Same-Day Funds Settlement System, when you buy or sell interests in the debt securities, payment for them will have to be made in immediately available funds. This could affect the attractiveness of the debt securities to others.

         A global certificate generally can be transferred only as a whole, unless it is being transferred to certain nominees of the depositary or it is exchanged in whole or in part for debt securities in physical form. If a global certificate is exchanged for debt securities in physical form, they will be in denominations of $1,000 and integral multiples thereof, or another denomination stated in the prospectus supplement.

                          DESCRIPTION OF CAPITAL STOCK

         This section contains a description of our capital stock. The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to our restated certificate of incorporation. See "Where You Can Find More Information."

         Our certificate of incorporation permits us to issue up to 1,000,000,000 shares of common stock, par value $0.001 per share and up to 50,000,000 shares of preferred stock, par value $0.001 per share. As of April 15, 2004, there were 78,369,781 shares of common stock outstanding. The following description of our common stock and provisions of our certificate of incorporation and by-laws is only a summary, and we encourage you to review complete copies of our certificate of incorporation and by-laws, which we have previously filed with the SEC.

Common Stock

         Holders of our $0.001 par value common stock are entitled to receive ratably such dividends and other distributions in cash, stock of any corporation or property of ours as may be declared thereon by the Board of Directors from time to time out of our assets or funds legally available therefore and shall be entitled, after payment of all prior claims, to receive ratably all of our assets upon the liquidation, dissolution or winding up. Each holder of common stock at every meeting of the stockholders shall be entitled to one vote in person or by proxy for each share of common stock held by such holder. Holders of common stock are not entitled to cumulative voting for the election of directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

         Our common stock is quoted on the NASD Over-the-Counter Bulletin Board under the symbol "MPOW." We have applied for the listing of our common stock on the American Stock Exchange.

Dividends

         We have never paid a cash dividend on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. As a holding company, our ability to pay dividends depends on a number of factors, including the earnings of, and cash flow available from, our operating companies.

Delaware Law and our Certificate of Incorporation and By-law Provisions May Have an Anti-Takeover Effect

         Provisions in our certificate of incorporation, by-laws and Delaware law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise. We are governed by the provisions of Section 203 of the Delaware General Corporate Law, which provides that a person who owns (or within three years, did own) 15% or more of a company's voting stock is an "interested stockholder." Section 203 prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period commencing three years from the date in which the person became an interested stockholder unless:

         o the board of directors approved the transaction that resulted in the stockholder becoming an interested stockholder;

         o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by officers, directors, or certain employee stock purchase plans); or

         o at or subsequent to the time the transaction is approved by the board of directors, there is an affirmative vote of at least 66.67% of the outstanding voting stock.

Section 203 could prohibit or delay mergers or other takeover attempts against us and accordingly, may discourage attempts to acquire us through tender offer, proxy contest or otherwise.

         Our certificate of incorporation and by-laws include certain restrictions on who may call a special meeting of stockholders and prohibit certain actions by written consent of the holders of common stock. These provisions could delay, deter or prevent a future takeover or acquisition of us unless such takeover or acquisition is approved by our board of directors. We have a staggered board of directors, so that it would take three successive annual meetings to replace all directors.

Preferred Stock

         Our certificate of incorporation authorizes the Board of Directors to issue preferred stock in one or more series. The description of shares of each series of preferred stock, including the number of shares to be included in such series, any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption are to be determined as set forth in resolutions adopted by the Board of Directors establishing such series of preferred stock. Mpower may issue, without the approval of the holders of common stock, preferred stock which has voting, dividend or liquidation rights superior to the common stock and which may adversely affect the rights of holders of common stock. The issuance of preferred stock could, among other things, adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in control of Mpower.

Limitations on Liability and Indemnification of Officers and Directors

         Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, including, without limitation, directors serving on committees of our board of directors. Directors remain liable for:

         o    any breach of the director's duty of loyalty to its stockholders;

         o any act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law;

         o any violation of Section 174 of the DGCL, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances; and

         o any transaction from which the directors derive an improper personal benefit.

This provision, however, has no effect on the availability of equitable remedies such as an injunction or rescission. Additionally, this provision will not limit liability under state or federal securities laws.

         Our certificate of incorporation provides that we shall indemnify our officers and directors to the fullest extent permitted by such law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Rights Agreement

         The terms of our rights agreement are complex and not easily summarized. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read our rights agreement, as amended, that is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The following description of the rights granted pursuant to the rights agreement does not purport to be complete and is qualified in its entirety by reference to our rights agreement.

         On July 10, 2003, our Board of Directors declared a distribution of one right for each outstanding share of common stock, par value $0.001 per share, to stockholders of record at the close of business on July 11, 2003 and for each share of Mpower common stock issued (including shares distributed from Treasury) by us thereafter and prior to the Distribution Date (as defined in the Rights Agreement between us and Continental Stock Transfer & Trust Company as Rights Agent, dated as of July 10, 2003 (the "Rights Agreement")). Each right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from us one one-thousandth of a share

(a "Unit") of Series A Preferred Stock, par value $0.001 per share (the "Preferred Stock"), at a purchase price of $6.00 per Unit, subject to adjustment. The purchase price is payable in cash or by certified or bank check or money order payable to Mpower, or by wire transfer of immediately available funds to the account of Mpower. The description and terms of the rights are set forth in the Rights Agreement.

         Initially, the rights will attach to all certificates representing shares of our outstanding common stock, and no separate Rights Certificates will be distributed. The rights will separate from our common stock and the Distribution Date will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than us, any Subsidiary of ours or any employee benefit plan of ours or such Subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire or otherwise obtained beneficial ownership of 15% or more of the then-outstanding shares of our common stock, and (ii) 10 business days (or such later date as may be determined by action of our Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then-outstanding shares of our common stock. Until the Distribution Date, (i) the rights will be evidenced by our common stock certificates and will be transferred with and only with our common stock certificates, (ii) new common stock certificates issued after July 10, 2003 (also including shares distributed from treasury stock) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing our outstanding common stock will also constitute the transfer of the rights associated with our common stock represented by such certificates.

         The rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement (the "Final Expiration Date"), unless earlier redeemed by us as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the rights.

         In the event that (i) we are the surviving corporation in a merger with an Acquiring Person and shares of our common stock shall remain outstanding,
(ii) a person becomes an Acquiring Person, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or
(iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization) (each such event being a "Section 11(a)(ii) Event"), then, in each such case, each holder of a right will thereafter have the right to receive, upon exercise, Units of Preferred Stock (or, in certain circumstances, our common stock, cash, property or other securities of ours) having a value equal to two times the exercise price of the right. The exercise price is the purchase price multiplied by the number of Units of Preferred Stock issuable upon exercise of a right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

         In the event that, at any time following the Stock Acquisition Date,
(i) we are acquired in a merger (other than a merger described in the preceding paragraph) or other business combination transaction and we are not the surviving corporation, (ii) any Person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of our assets or earning power is sold or transferred, each holder of a right (except rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the right.

         The purchase price payable, and the number of Units of Preferred Stock issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. We are not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.

         At any time prior to the earlier of (i) 10 business days following the Stock Acquisition Date or (ii) the Final Expiration Date, our Board of Directors may redeem the rights in whole, but not in part, at a price of $0.0001 per right (the "Redemption Price"), payable, at the election of our Board of Directors, in cash or shares of our common stock. Immediately upon the action of our Board of Directors ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the Redemption Price.

         Our Board of Directors, at its option, may exchange each right for (i) one Unit of Preferred Stock or (ii) such number of Units of Preferred Stock as will equal (x) the difference between the aggregate market price of the number of Units of Preferred Stock to be received upon a Section 11(a)(ii) Event and the purchase price divided by (y) the market price per Unit of Preferred Stock to be received upon the Section 11(a)(ii) Event.

         Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of ours, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Units of Preferred Stock (or other consideration).

         The Rights Agreement may be amended in any way by our Board of Directors at any time prior to the Distribution Date. After the Distribution Date, we may supplement or amend the Rights Agreement without the approval of rights holders in order (a) to cure any ambiguity, (b) to correct or supplement any defective or inconsistent provision, (c) to shorten or lengthen any time period as permitted by the Rights Agreement or (d) to change or supplement the Rights Agreement in any manner which would not adversely affect the interests of rights holders.

         A total of 100,000 shares of Preferred Stock will be reserved for issuance upon exercise of the rights. The Units of Preferred Stock that may be acquired upon exercise of the rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by us.

         Each Unit of Preferred Stock will have a minimum preferential quarterly dividend rate of $0.01 per Unit but will, in any event, be entitled to a dividend equal to the per share dividend declared on our common stock.

         In the event of liquidation, the holder of a Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $0.01 per Unit and the per share amount paid in respect of a share of our common stock.

         Each Unit of Preferred Stock will have one vote, voting together with our common stock. The holders of Units of Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Preferred Stock are in arrears for six consecutive fiscal quarters.

         In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of our common stock.

         The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

         Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

         The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors unless the offer is conditioned on a substantial number of rights being acquired. However, the rights should not interfere with any merger or other business combination approved by our Board of Directors because the rights may be redeemed by the Board of Directors at a nominal price of $0.0001 per right at any time on or prior to the tenth day after a public announcement made by either us or the acquiring person or group that such person or group has acquired beneficial ownership of 15% or more of our common stock (subject to extension by our Board of Directors). Thus, the rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our Board of Directors. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, us. To the extent any potential acquirors are deterred by the rights, the rights may have the effect of preserving incumbent management in office.




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


                        DESCRIPTION OF DEPOSITARY SHARES

         We may elect to offer fractional shares of preferred stock rather than full shares of preferred stock. In that event, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the applicable prospectus supplement) of a share of a particular series of preferred stock.

         The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying the depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights may include dividend, voting, redemption, conversion and liquidation rights.

         The depositary shares will be evidenced by depositary receipts issued under a deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. The following description of the material terms of the deposit agreement, the depositary shares and the depositary receipts is only a summary and you should refer to the forms of the deposit agreement and depositary receipts that will be filed with the SEC in connection with the offering of the specific depositary shares.

         Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all the rights of definitive depositary receipts. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

         Dividends and Other Distributions

         The depositary will distribute all cash dividends or other cash distributions received with respect to the underlying stock to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders.

         If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

         Withdrawal of Underlying Preferred Stock

         Unless we say otherwise in a prospectus supplement, holders may surrender depositary receipts at the principal office of the depositary and, upon payment of any unpaid amount due to the depositary, be entitled to receive the number of whole shares of underlying preferred stock and all money and other property represented by the related depositary shares. We will not issue any partial shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue a new depositary receipt evidencing the excess number of depositary shares to that holder.

         Redemption of Depositary Shares

         If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of underlying stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of underlying stock. Whenever we redeem shares of underlying stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of underlying stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately or other equitable method, as may be determined by the depositary.

         Voting

         Upon receipt of notice of any meeting at which the holders of the underlying stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the underlying stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the underlying stock represented by that holder's depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and we will agree to take all actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the underlying shares to the extent it does not receive specific instructions with respect to the depositary shares representing the preferred stock.

         Conversion or Exchange of Preferred Stock

         If the deposited preferred stock is convertible into or exchangeable for other securities, the following will apply. The depositary shares, as such, will not be convertible into or exchangeable for such other securities. Rather, any holder of the depositary shares may surrender the related depositary receipts, together with any amounts payable by the holder in connection with the conversion or the exchange, to the depositary with written instructions to cause conversion or exchange of the preferred stock represented by the depositary shares into or for such other securities. If only some of the depositary shares are to be converted or exchanged, a new depositary receipt or receipts will be issued for any depositary shares not to be converted or exchanged.

         Amendment and Termination of the Deposit Agreement

         The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us upon not less than 60 days' notice whereupon the depositary shall deliver or make available to each holder of depositary shares, upon surrender of the depositary receipts held by such holder, the number of whole or fractional shares of preferred stock represented by such receipts. The deposit agreement will automatically terminate if (a) all outstanding depositary shares have been redeemed or converted into or exchanged for any other securities into or for which the underlying preferred stock is convertible or exchangeable or
(b) there has been a final distribution of the underlying stock in connection with our liquidation, dissolution or winding up and the underlying stock has been distributed to the holders of depositary receipts.

         Charges of Depositary

         We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with its duties under the deposit agreement. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for any permitted withdrawal of shares of underlying stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

         Reports

         The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the underlying stock.

         Limitation on Liability

         Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or underlying stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting underlying stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

         In the event the depositary receives conflicting claims, requests or instructions from any holders of depositary shares, on the one hand, and us, on the other, the depositary will act on our claims, requests or instructions.

         Resignation and Removal of Depositary

         The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                             DESCRIPTION OF WARRANTS

         The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

General

         We may issue warrants to purchase debt securities, preferred stock, depositary shares, common stock or any combination thereof. Such warrants may be issued independently or together with any such securities and may be attached or separate from such securities. We may issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

         A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

         o    the title of such warrants;

         o    the aggregate number of such warrants;

         o    the price or prices at which such warrants will be issued;

         o the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

         o the designation and terms of the securities purchasable upon exercise of such warrants and the number of such securities issuable upon exercise of such warrants;

         o the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such warrants may be purchased;

         o the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

         o whether such warrants will be issued in registered form or bearer form;

         o if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

         o if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

         o if applicable, the date on and after which such warrants and the related securities will be separately transferable;

         o    information with respect to book-entry procedures, if any;

         o if applicable, a discussion of certain U.S. federal income tax considerations; and

         o any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Amendments and Supplements to Warrant Agreement

         We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

                     DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

         The following is a general description of the terms of the stock purchase contracts and stock purchase units we may issue from time to time. Particular terms of any stock purchase contracts and/or stock purchase units we offer will be described in the prospectus supplement relating to such stock purchase contracts and/or stock purchase units.

         Stock Purchase Contracts

         We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to holders, a specified number of shares of common stock, preferred stock or depositary shares at a future date. The consideration per share of common stock, preferred stock or depositary shares may be fixed at the time that the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. Any stock purchase contract may include anti-dilution provisions to adjust the number of shares issuable pursuant to such stock purchase contract upon the occurrence of certain events.

         Stock Purchase Units

         The stock purchase contracts may be issued separately or as a part of units ("stock purchase units"), consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. Treasury securities, in each case securing holders' obligations to purchase common stock, preferred stock or depositary shares under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to holders of the stock purchase units, or vice versa, and such payments may be unsecured or prefunded. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

                              PLAN OF DISTRIBUTION

         We may sell the securities to or through agents or underwriters or directly to one or more purchasers. Securities also may be sold by or through broker-dealers in connection with, or upon the termination or expiration of, equity derivative contracts between us or our affiliates and such broker-dealers or their affiliates.

By Agents

         We may use agents to sell the securities. The agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

         We may sell the securities to underwriters. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Each underwriter will be obligated to purchase all the securities allocated to it under the underwriting agreement. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

Direct Sales

         We may sell securities directly to you. In this case, no underwriters or agents would be involved.

         As one of the means of direct issuance of securities, we may utilize the services of any available electronic auction system to conduct an electronic "dutch auction" of the offered securities among potential purchasers who are eligible to participate in the auction of those offered securities, if so described in the prospectus supplement.

General Information

         Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

         We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make.

         Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.




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




                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to you at the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them into this prospectus, which means that we can disclose important information to you by referring you to those documents and those documents will be considered part of this prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) after the date of the filing of this registration statement and prior to its effectiveness and (ii) until this offering has been completed.

         o Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

         o The description of our common stock contained in our registration statement on Form 8-A, filed pursuant to Section 12(g) of the Securities Exchange Act of 1934 on July 30, 2002.

         o    Current Report on Form 8-K dated April 23, 2004

         You may request copies of these filings at no cost, by writing or telephoning our Legal Department at the following address:

                           Mpower Holding Corporation
                          175 Sully's Trail, Suite 300
                               Pittsford, NY 14534
                                 (585) 218-6550
                    Attention: General Counsel and Secretary

                           FORWARD LOOKING STATEMENTS

         This prospectus contains or incorporates by reference "forward-looking statements," which you can generally identify by our use of forward-looking words including "believe," "expect," "intend," "may," "will," "should," "could," "anticipate" or "plan" or the negative or other variations of these terms or comparable terminology, or by discussion of strategies that involve risks and uncertainties. We often use these types of statements when discussing:

         o    our plans and strategies;

         o    our anticipation of profitability or cash flow from operations;

         o    the development of our business;

         o    the expected market for our services and products;

         o    our anticipated capital expenditures;

         o    changes in regulatory requirements; and

         o other statements contained in this prospectus regarding matters that are not historical facts.



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

         We caution you these forward-looking statements are only predictions and estimates regarding future events and circumstances. Actual results could differ materially from those anticipated as a result of factors described in "Risk Factors" or other factors. We cannot assure you we will achieve the future results reflected in these statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

                                  LEGAL MATTERS

         The validity of our securities issued hereunder will be passed upon for us by Shearman & Sterling LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements and related financial statement schedules incorporated in this prospectus by reference from Mpower's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the preparation of the consolidated financial statements in conformity with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy
Code) and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.





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